

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Cameron Reynolds
President, Chief Executive Officer and Director
VolitionRx Limited
1489 West Warm Springs Road, Suite 110
Henderson, Nevada 89014

> **Re: VolitionRx Limited**
> **Registration Statement on Form S-3**
> **Filed June 14, 2024**
> **File No. 333-280217**

Dear Cameron Reynolds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marc G. Alcser, Esq.